Pricing supplement no. 1117
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 96-A-III dated September 29, 2010

Registration Statement No. 333-155535
Dated February 14, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	**$4,523,000** **Callable Range Accrual Notes linked to the Six-Month USD LIBOR and the S&P 500® Index due February 17, 2026**

General

- The notes are designed for investors who seek interest payments linked to the Six-Month USD LIBOR and the S&P 500® Index, while seeking payment of their principal in full at maturity. For each interest payment period, interest will accrue at the applicable Interest Factor only on calendar days with respect to which (a) the Six-Month USD LIBOR as of the applicable Accrual Determination Date is less than or equal to the LIBOR Strike of 6.50% and (b) the closing level of the S&P 500® Index as of the applicable Accrual Determination Date is greater than or equal to the Index Strike of 925. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 17, 2026, subject to postponement as described below
- Minimum denominations of $1,000 and integral multiples thereof
- At our option, we may redeem the notes, in whole but not in part, on any of the specified Redemption Dates by providing at least 5 business days' notice. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 96-A-III, will supersede the terms set forth in product supplement no. 96-A-III. In particular, whether the Accrual Provision is satisfied will depend on the Six-Month USD LIBOR and the Index Level on the applicable Accrual Determination Date (rather than on the Six-Month USD LIBOR on a LIBOR Determination Date and the Index Level on an Equity Index Determination Date as described in product supplement 96-A-III), as set forth below, and interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or Redemption Date. Please refer to "Additional Key Terms — Accrual Provision," "Additional Key Terms — Accrual Determination Date," "Key Terms — Redemption Feature" and "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.**
- The notes priced on February 14, 2011 and are expected to settle on or about February 17, 2011.

Key Terms

Maturity Date: If the notes have not been redeemed, February 17, 2026, or if such day is not a business day, the next succeeding business day

Payment at Maturity: If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 *plus* any accrued and unpaid interest.

Redemption Feature: At our option, we may redeem the notes, in whole but not in part, on the 17th calendar day of February, May, August and November of each year, commencing February 17, 2012 (each, a "Redemption Date") by providing at least 5 business days' notice; *provided, however,* that if any Redemption Date is not a business day, then such Redemption Date shall be the following business day. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.

Interest: With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:

$$\$1,000 \times \text{Interest Rate} \times (\text{number of days in the Interest Period} / 360),$$

where the number of days in the Interest Period will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Interest Rate: With respect to each Interest Period, a rate per annum, calculated as follows:

$$\text{Interest Factor} \times \frac{\text{Variable Days}}{\text{Actual Days}}, \text{where}$$

"Variable Days" is the actual number of calendar days during such Interest Period on which the Accrual Provision is satisfied, and "Actual Days" means, with respect to each Interest Payment Date, the actual number of calendar days in the Interest Period.

The Interest Rate may not equal the Interest Factor during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied and may be zero.

Interest Factor: 8.00% per annum

Interest Period: The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date

Other Key Terms: Please see "Additional Key Terms" in this pricing supplement for other key terms.

Investing in the Callable Range Accrual Notes involves a number of risks. See "Risk Factors" beginning on page PS-18 of the accompanying product supplement no. 96-A-III and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)	Proceeds to Us
Per note	At variable prices	$41.36	$958.64
Total	At variable prices	$187,071.28	$4,335,928.72

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, purchased the notes from us at 100% of the principal amount of the notes minus a commission of $41.36 per $1,000 principal amount note, or 4.136% of the principal amount. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. JPMS allowed selling concessions to other affiliated or unaffiliated dealers of up to $25.94 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-47 of the accompanying product supplement no. 96-A-III.

(3) JPMS sold the notes in one or more negotiated transactions at varying prices determined at the time of each sale, which were at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, *provided* that such prices were not less than $975.00 per $1,000 principal amount note and not more than $1,000.00 per $1,000-principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-47 of the accompanying product supplement no. 96-A-III.

JPMS or another affiliate of ours may use this pricing supplement in market resale transactions or market-making transactions in the notes.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 14, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 96-A-III dated September 29, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated January 28, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 96-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 96-A-III dated September 29, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210004157/e40258_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Interest Payment Dates:	Interest on the notes will be payable quarterly in arrears on the 17th calendar day of February, May, August and November of each year (each such date, an "Interest Payment Date"), commencing May 17, 2011, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. See "Selected Purchase Considerations — Quarterly Interest Payments" in this pricing supplement for more information.
Accrual Provision:	For each Interest Period, the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which both (a) the Six-Month USD LIBOR, as determined on the Accrual Determination Date relating to such calendar day, is less than or equal to the LIBOR Strike and (b) the Index Level, as determined on the Accrual Determination Date relating to such calendar day, is greater than or equal to the Index Strike. If the Six-Month USD LIBOR determined on any Accrual Determination Date relating to a calendar day is greater than the LIBOR Strike and/or the Index Level as determined on the Accrual Determination Date relating to such calendar day is less than the Index Strike, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.
LIBOR Strike:	6.50%
Index Strike:	925
Six-Month USD LIBOR:	For each Accrual Determination Date, the Six-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of six months that appears on Reuters page "LIBOR01" under the heading "6Mo" (or any successor page) at approximately 11:00 a.m., London time, on such Accrual Determination Date, as determined by the calculation agent. If on such Accrual Determination Date, the Six-Month USD LIBOR cannot be determined by reference to Reuters page "LIBOR01" (or any successor page), then the calculation agent will determine the Six-Month USD LIBOR in accordance with the procedures set forth in the accompanying product supplement no. 96-A-III under "Description of Notes — Interest — The Underlying Rates and Levels — LIBOR Rate."
Index Level:	On any Trading Day, the official closing level of the S&P 500® Index (the "Index") published following the regular official weekday close of trading for the S&P 500® Index on Bloomberg Professional® Service page "SPX Index HP" on such Trading Day. If a market disruption event exists with respect to the S&P 500® Index on any Accrual Determination Date, the Index Level on the immediately preceding Accrual Determination Date for which no market disruption event occurs or is continuing will be the Index Level for such disrupted Accrual Determination Date (and will also be the Index Level for the originally scheduled Accrual Determination Date). In certain circumstances, the Index Level will be based on the alternative calculation of the S&P 500® Index as described under "General Terms of Notes — Discontinuation of an Equity Index; Alteration of Method Calculation" in the accompanying product supplement no. 96-A-III.
Accrual Determination Date:	For each calendar day during an Interest Period, the second Trading Day prior to such calendar day. Notwithstanding the foregoing, for all calendar days in the Exclusion Period, the Accrual Determination Date will be the first Trading Day that precedes such Exclusion Period.
Exclusion Period:	The period commencing on the seventh Business Day prior to but excluding each Interest Payment Date.
Trading Day:	A day, as determined by the calculation agent, on which (a) trading is generally conducted on (i) the relevant exchanges for securities underlying the S&P 500® Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to the S&P 500® Index or the relevant successor index, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time, and (b) commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.
Business Day:	Any day other than a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted
CUSIP:	48125XCU8

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION** — We will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption, regardless of whether the Accrual Provision is satisfied for any calendar day of any Interest Period. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.

- **QUARTERLY INTEREST PAYMENTS** — The notes offer quarterly interest payments at the applicable Interest Rate. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days *divided by* the Actual Days. Interest, if any, will be payable quarterly in arrears on the 17th calendar day of February, May, August and November of each year (each such date, an "Interest Payment Date"), commencing May 17, 2011, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, *provided* that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.

- **POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION** — At our option, we may redeem the notes, in whole but not in part, on the 17th calendar day of February, May, August and November of each year (each such date, a "Redemption Date"), commencing February 17, 2012 for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 96-A-III.

- **TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 96-A-III. We intend to treat, and you agree to treat, the notes as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this characterization is respected, you generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, subject to certain adjustments to reflect the difference between the actual and "projected" amounts of any payments you receive during the year, with the result that your taxable income in any year may differ significantly from (and may be significantly higher than) the coupon payments you receive in that year. Generally, amounts received at maturity or earlier sale or exchange (including upon early redemption) in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined the "comparable yield" to be an annual rate of 5.64%, compounded semiannually. Because the notes will be offered to initial purchasers at varying prices, the issue price of the notes is uncertain. We intend to treat the issue price as $1,000 for each $1,000 principal amount note, and to determine the projected payment schedule accordingly. You may obtain the projected payment schedule by submitting a written request for this information to us at: JPMorgan, Structured Investments Team, 5th Floor, 383 Madison Avenue, New York, NY, 10179. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts (if any) of any coupon payments that we will make on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 96-A-III dated September 29, 2010.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE** — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, and whether such Accrual Provision is satisfied will depend on the daily fluctuations in the Six-Month USD LIBOR and the Index Level. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the Six-Month USD LIBOR and the Index Level, the notes do not actually pay interest at the Six-Month USD LIBOR nor do they track the Index Level. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

- **THE INTEREST RATE ON THE NOTES IS LIMITED BY THE INTEREST FACTOR** —The Interest Rate for each Interest Period will be limited by the Interest Factor. Interest will accrue at a rate per annum equal to the product of (1) the Interest Factor and (2) the Variable Days *divided by* the Actual Days. As a result, the Interest Rate for any Interest Period will never exceed the applicable Interest Factor.

- **THE INTEREST RATE ON THE NOTES IS BASED ON AN ACCRUAL PROVISION LINKED TO THE SIX-MONTH USD LIBOR AND THE INDEX LEVEL, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — Although the maximum rate is equal to the Interest Factor of 8.00% per annum, for every calendar day during any Interest Period on which the Accrual Provision is not satisfied, the Interest Rate for that Interest Period will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day. The amount of interest you accrue on the notes in any Interest Period may decrease even if the applicable Six-Month USD LIBOR decreases or the Index Level increases. If the Accrual Provision is not satisfied for an entire Interest Period, the Interest Rate for such period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, on any Interest Payment Date or upon redemption by us, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index and one of the contributing banks that report interbank offered rates to the British Bankers' Association in connection with the setting of USD LIBOR rates . We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the S&P 500® Index, the level of the six-month USD LIBOR rate and the value of the notes.

- **THE REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — If we redeem the notes, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Redemption Date.

- **REINVESTMENT RISK** — If we redeem the notes, the term of the notes may be reduced to as short as five years and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **VARIABLE PRICE REOFFERING RISKS** — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, *provided* that such prices will not be less than $975 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (*e.g.*, directly from JPMS or through a broker or dealer), any related transaction cost (*e.g.*, any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

- **THE SIX-MONTH USD LIBOR AND THE INDEX MAY BE VOLATILE** — The Six-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally and the rates of U.S. Treasury securities specifically, including:
  - sentiment regarding underlying strength in the U.S. and global economies;
  - expectation regarding the level of price inflation;
  - sentiment regarding credit quality in U.S. and global credit markets;
  - central bank policy regarding interest rates; and
  - performance of capital markets.

  Recently, the S&P 500® Index has experienced significant volatility. Increases in the Six-Month USD LIBOR or decreases in the Index Level could result in the Accrual Provision not being satisfied and thus in the reduction of interest payable on notes.

- **WHETHER THE ACCRUAL PROVISION IS SATISFIED WILL DEPEND ON A NUMBER OF FACTORS, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO** — The amount of interest, if any, payable on the notes will depend on a number of factors that can affect the levels of the Six-Month USD LIBOR and the Index Level including, but not limited to:
  - changes in, or perceptions about, future Six-Month USD LIBOR and Index Levels;
  - general economic conditions;
  - prevailing interest rates;
  - the dividend rates on the equity securities underlying the S&P 500® Index; and
  - policy of the Federal Reserve Board regarding interest rates.

  These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

- **THE METHOD OF DETERMINING THE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH ACTUAL LEVELS OF THE APPLICABLE SIX-MONTH USD LIBOR OR THE INDEX LEVEL** — The determination of the Interest Rate payable for any Interest Period will be based, in part, on the Six-Month USD LIBOR and the Index Level, but it will not directly correlate with actual levels of the underlying Six-Month USD LIBOR or the Index Level. We will use the Six-Month USD LIBOR and Index Level on each Accrual Determination Date to determine whether the Accrual Provision is satisfied for any calendar day in the applicable Interest Period.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in or held by the S&P 500® Index would have.

- **HEDGING AND TRADING IN THE UNDERLYINGS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including trading instruments related to the Six-Month USD LIBOR, the Index and the equity securities included in the Index. We or our affiliates may also trade in the equity securities included in the Index from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could affect adversely the likelihood of a redemption or our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the levels of the Six-Month USD LIBOR and the Index Level on any day of an Interest Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Six-Month USD LIBOR and the S&P 500® Index;
  - the time to maturity of the notes;
  - the redemption feature and whether we are expected to redeem the notes, which are likely to limit the value of the notes;
  - the dividend rates on the equity securities underlying the Index;
  - the expected positive or negative correlation between the Six-Month USD LIBOR and the S&P 500® Index, or the expected absence of any such correlation;
  - interest and yield rates in the market generally, as well as the volatility of those rates;
  - the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the notes for three hypothetical Interest Periods. For purposes of the following examples, we have assumed that there are 90 days in the applicable Interest Period and that the Six-Month USD LIBOR is less than or equal to the LIBOR Strike of 6.50% per annum. The hypothetical Six-Month USD LIBOR, Index Levels and Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Six-Month USD LIBOR, Index Levels or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Index Level is greater than or equal to the Index Strike on 70 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 70 calendar days and the applicable Interest Factor is 8.00%, the Interest Rate for the Interest Period is 6.22% per annum, calculated as follows:

$$8.00\% \times (70 / 90) = 6.22\% \text{ per annum}$$

Example 2: The Index Level is greater than or equal to the Index Strike on 50 calendar days during the Interest Period. Because the Accrual Provision is satisfied for 50 calendar days and the applicable Interest Factor is 8.00%, the Interest Rate for the Interest Period is 4.44% per annum, calculated as follows:

$$8.00\% \times (50 / 90) = 4.44\% \text{ per annum}$$

Example 3: The Index Level is less than the Index Strike on each calendar day during the Interest Period. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period is 0.00% per annum.

Historical Information

The graph below sets forth the daily historical Six-Month USD LIBOR for the period from January 3, 2006 through February 14, 2011. The Six-Month USD LIBOR on February 14, 2011 was 0.46570%.

We obtained the Six-Month USD LIBOR used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the Six-Month USD LIBOR on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the LIBOR will result in any positive interest payments.



The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from January 3, 2006 through February 14, 2011. The Index closing level on February 14, 2011 was 1332.32.

We obtained the Index Levels used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Level on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the Index will result in any positive interest payments.

